SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of March, 2003
                                          -----------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  NOTIFICATION OF MAJOR INTERESTS IN SHARES
                                -----------------------------------------

AMVESCAP PLC
959168
IMMEDIATE RELEASE  24 MARCH 2003
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7065 3652

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)      Name of company              AMVESCAP PLC

2)      Name of shareholder having a major interest

        FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries both being non-beneficial holders.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

          NOTIFICATION IS IN RESPECT OF

               (A) FMR Corp.

               Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

               (B) Fidelity International Limited (FIL)

               Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

               The notifiable interests also comprise the notifiable interest of:

               Mr. Edward C. Johnson 3d - Principal shareholder of FMR Corp. and Fidelity International Limited.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

        SHARES HELD, MANAGEMENT COMPANY, NOMINEE/REGISTERED NAME

        (Ordinary Shares)
        205,100 FMRCO State Street Nominees Limited
        3,662,179 FMRCO Chase Nominees Limited
        41,206 FMRCO Mellon Bank
        68,000 FMTC Nortrust Nominees
        265,000 FMTC Lloyds Bank Nominees Limited
        130,200 FMTC State Street Nominees Limited
        63,300 FMTC State Street Bank & Trust
        66,700 FMTC Bank of New York- Europe
        14,300 FMTC Brown Brothers Harriman
        65,800 FMTC National Cities
        63,500 FMTC Northern Trust
        7,030,000 FISL Clydesdale Bank (Head Office) Nominees Limited 427,200 FPM RBS Trust Bank
        1,257,400 FPM Bankers Trust
        75,000 FPM MSS Nominees Ltd
        1,193,000 FPM Chase Nominees Ltd
        62,500 FPM Citibank
        146,000 FPM Nortrust Nominees Ltd
        31,500 .FPM BT Globenet Nominees Ltd
        62,200 FPM Mellon Nominees Ltd
        8,200 FPM Credit Suisse FST BOS Zurich
        160,500 FPM Bank of New York London
        12,000 FPM Citibank
        155,700 FIL Chase Nominees Ltd
        787,834 FIL MSS Nominees Ltd
        449,200 FIL Nortrust Nominees Ltd
        134,467 FlL Clydesdale Bank (Head Office) Nominees Limited 144,200 FIL Bankers Trust
        1,490,000 FIL RBS Trust Bank
        203,000 FIL BT Globenet Nominees Ltd
        62,300 FIL Citibank
        599,995 FIL Bank of New York Europe

        1,231,488 FIL., Northern Trust
        518,400 FIL State Street Nominees LTD
        205,100 FIL NAB-Australia
        252,400 FIL Chase Manhattan Bank London
        2,454,400 FIL Bank of New York London
        45,400 FIL Deutche Bank
        51,300 FIL Mellon Nominees Ltd
        5,900 FIL PICG
        22,400 FIL Chase Manhattan Bank AG Frankfurt
        66,400 FIL State Street Bank & Trust
        1,225,326 FIL JP Morgan
        138,500 FIL HSBC Client Holdings Nominee (UK) Limited


        Total Ordinary Shares 25,354,495

5)      Number of shares/amount of stock acquired        NOT DISCLOSED

6)      Percentage of issued class                       -%

7)      Number of shares/amount of stock disposed        -

8)      Percentage of issued class                       -%

9)      Class of security                                ORDINARY SHARES

10)     Date of transaction                              NOT DISCLOSED

11)     Date company informed                            24 MARCH 2003

12)     Total holding following this notification        25,354,495

13)     Total percentage holding of issued class
        following this notification                      3.19%

14)     Any additional information                       These notifications of
                                                         disclosable interests
                                                         constitute separate
                                                         notifications of
                                                         interest in the shares
                                                         and are combined solely
                                                         for the purposes of
                                                         clarity. Nothing herein
                                                         should be taken to
                                                         indicate that FMR Corp.
                                                         and its direct and
                                                         indirect subsidiaries,
                                                         Fidelity International
                                                         Limited and its direct
                                                         and indirect
                                                         subsidiaries or Mr.
                                                         Edward C. Johnson 3d
                                                         act as a group or in
                                                         concert in respect of
                                                         the disclosed
                                                         interests, or that they
                                                         are required to submit
                                                         these notifications on
                                                         a joint basis.

15)     Name of contact and telephone number for queries

                ANGELA TULLY
                TEL: 020 7065 3652

16) Name and signature of authorised company official responsible for making this notification

                A. TULLY
                AMVESCAP PLC
                ASSISTANT COMPANY SECRETARY

        Date of Notification       24 MARCH 2003



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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 24 March, 2003                 By  /s/  ANGELA TULLY
     --------------                     --------------------------
                                              (Signature)

                                             Angela Tully
                                             Assistant Company Secretary